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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Executive Jets sells Legacy 500 to Middle East Airlines

Switzerland, Geneva, May 19, 2015 –Embraer Executive Jetstoday announced that Middle East Airlines – Airliban (MEA) has placed an order for one midsize Legacy 500 and an option for a second aircraft of the same model. The delivery of this aircraft is scheduled for the fourth quarter of 2015. MEA, the national airline of Lebanon, is establishing a business jet company to offer charter flights, with the base of its operations at its corporate headquarters, at Rafik Hariri International Airport in Beirut.

“We are elated that Middle East Airlines has selected the Legacy 500 for its new charter business fleet,” said Marco Túlio Pellegrini, President & CEO, Embraer Executive Jets. “The Legacy 500 will certainly delight passengers and pilots alike, and deliver the efficient performance and low-cost operation required for a successful charter business.”

“The Legacy 500 brings the comfort, technology and performance that will enable us to offer customers a premium travel experience,” said Mohamad A. El-Hout, Chairman-Director General of MEA. “The onboard features and amenities make this aircraft the ideal charter jet for our market and our customers. For example: the Legacy 500 allows our clients to fly direct from Beirut to London City Airport”

This order is already included in Embraer's firm order backlog for the first quarter of 2015.

About Middle East Airlines – Airliban

Middle East Airlines Airliban (MEA), the national airline of Lebanon, is one of the leading Middle Eastern carriers. From its home base at Rafik Hariri International Airport in Beirut, MEA flies to 30 international destinations in Europe, the Middle East and West Africa. Since 2003 the airline has carried out an ambitious fleet renewal program, and is currently operating 4 Airbus A330-200s, 2 Airbus A321s and 11 A320s. As a full member of SkyTeam Alliance, MEA offers its customers access to an extensive global network with more destinations, more frequencies and more connectivity. MEA offers its passengers very luxurious services both on ground and on board, reflecting Lebanese culture and hospitality. For more information, please visit www.mea.com.lb.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Press press@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

About the Legacy 500

The Legacy 500 has the best-in-class six-foot flat-floor cabin, which is comparable to those of some aircraft in the super midsize category. Eight club seats may be berthed into four beds for complete rest in a cabin altitude of 6,000 feet. The in-flight entertainment system consists of a high definition video system, surround sound, multiple audio and video input options, a cabin management system, and three options for voice communications and connectivity.

The Legacy 500 is the first midsize business jet with digital flight controls, based on Fly-By-Wire technology, featuring side sticks. The state-of-the-art Rockwell Collins Pro Line Fusion avionics suite on four 15-inch high resolution LCD displays allows graphical flight planning, and has options like paperless operations capability, auto brakes, and the E2VS (Embraer Enhanced Vision System), which includes a Head Up Display (HUD) with the Enhanced Vision System (EVS).

The Legacy 500 is capable of flying at 45,000 feet and is powered by two Honeywell HTF7500E engines, the greenest in their class. Taking off from airfields as short as 4,084 ft, the Legacy 500 has a range of 3,125 nautical miles (5,788 kilometers) with four passengers, including NBAA IFR fuel reserves.

About Embraer Executive Jets

Embraer is one of the world’s leading executive jet manufacturers, having entered the business aviation market in 2000 with the Legacy jet, which led to the launch of Embraer Executive Jets in 2005. Its portfolio, the broadest in the market, consists of the entry-level Phenom 100E and the Phenom 300 light jet, the Legacy 500 midsize and Legacy 450 mid-light, the super midsize Legacy 600 and large Legacy 650, and the ultra-large Lineage 1000E. Completing ten years in the market, Embraer Executive Jets’ global fleet exceeds 860 aircraft, which are in operation in more than 60 countries and are supported by the Company’s global Customer Support and Services network of 76 owned and authorized service centers, complemented by a 24/7 Contact Center, at its headquarters, in Brazil. For more information, please visit www.embraerexecutivejets.com.

Follow us on Twitter: @EmbraerSA

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Press press@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Press press@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2015

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer